

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2014

Via E-mail
George Shen
President and Chief Executive Officer
Earth Gen-Biofuel Inc.
17870 Castleton Street, # 205
City of Industry, CA 91748

>   **Re: Earth Gen-Biofuel Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10**
>   **Filed November 24, 2014**
>   **File No. 000-55263**

Dear Mr. Shen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Earth Gen-Biofuel's Southeast Asia Operations, page 10

1. Please revise your disclosure concerning the agreements with smaller farmers to clarify that the contract entitles the company to the entire crop, but does not obligate the farmer to furnish an agreed upon quantity of castor beans, which means that a portion of the risk of crop failure is borne by the company.

Liquidity and Capital Resources, page 33

2. We note your response to prior comment 24. Please revise your document to disclose how long you expect your current capital will last and how much additional capital you will need.

<u>Properties, page 35</u>

3. We note the disclosure added on page 12 in response to prior comment 11. However, we are unable to locate the disclosure pertaining to the terms on which you have obtained the facilities. Please revise your description of property accordingly.

You may contact Claire Erlanger at 202-551-3301 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief